                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            FELCOR SUITE HOTELS, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)


                                    314305103
                                 (CUSIP Number)

                                                        with a copy to:

          Ralph B. Lake, Esq.                         John M. Newell, Esq.
Senior Vice President and General Counsel               Latham & Watkins
          Promus Hotels, Inc.                         633 West Fifth Street
          755 Crossover Lane                                Suite 4000
       Memphis, Tennessee  38117                  Los Angeles, California  90071
          (901) 374-5100                                  (213) 485-1234

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 1997
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 314305103                   13D                 Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Promus Hotels, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NA
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 1,426,792
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 1,426,792
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,426,792
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 314305103                   13D                 Page  3  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Promus Hotel, Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NA
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 1,426,792
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 1,426,792
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,426,792
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D is filed jointly by Promus Hotels, Inc. ("PHI") and Promus Hotel Corporation ("PHC," and together with PHI, the "Reporting Persons"). This Amendment No. 2 amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on February 6, 1997, as amended by Amendment No. 1 filed with the Commission on June 6, 1997 (collectively, the "Statement") relating to the shares (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock"), of FelCor Suite Hotels, Inc., a Maryland corporation (the "Issuer").
Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended to add the following information:

     As further described below in Item 6, pursuant to a Letter Agreement (the "Letter Agreement"), dated as of June 4, 1997, the Issuer repurchased
1.2 million Shares of the Issuer's Common Stock beneficially held by PHI on June 30, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 5 is amended as follows:

     Item 5(a) is restated in its entirety as follows:

     (a) As of the close of business on June 30, 1997, PHI beneficially owned 426,792 Shares of Common Stock of the Issuer and 1,000,000 units of limited partner interest ("Units") in FelCor Suites Limited Partnership, a Delaware limited partnership (the "Partnership"). The Issuer, as sole general partner of the Partnership, is obligated (subject to certain conditions), one year following the issuance of such Units, to redeem the Units, at the option of the holders thereof, for a like number of Shares of Common Stock or, at the option of the Issuer, for cash or a combination of cash and Common Stock.
PHI beneficially owns 1,426,792 Shares of Common Stock (including 1,000,000 Shares issuable upon conversion of Units), or 3.9% of the total number of Shares of Common Stock outstanding (based upon 35,587,733 Shares of Common Stock outstanding as of June 24, 1997, as set forth in the Issuer's
Prospectus Supplement filed with the Commission on June 25, 1997).

          PHC may be deemed to beneficially own the Shares of Common Stock and Units owned by PHI because PHI is a wholly-owned subsidiary of PHC. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, beneficially owns any Shares or Units.

     (c) Item 5 (c) is amended to reflect the following transaction in the Common Stock effected by the Reporting Persons since the most recent filing of Schedule 13D.

                                                     AVERAGE PRICE
                         NUMBER OF SHARES OF      RECEIVED PER SHARE             TYPE OF
  NAME       DATE         COMMON STOCK SOLD         NET OF EXPENSES            TRANSACTION
  ----       ----         -----------------        -----------------       -------------------
  PHI       6/30/97       1,200,000 Shares              $34.21            Sale to the Issuer


                              (Page 4 of 7)

     Item 5(e) is restated in its entirety as follows:

     (e) As of the close of business on June 30, 1997, the Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 6 is amended to incorporate the following:

     Pursuant to the terms of the Letter Agreement, (i) on June 30, 1997, PHI sold 1.2 million Shares of the Common Stock at $34.21 per Share to the Issuer and (ii) PHI entered into a lock-up agreement dated as of June 24, 1996 (the "Lock-Up Agreement") whereby PHI has agreed not to sell any additional Shares of Common Stock for a period of up to eighteen months from the date of the Prospectus Supplement without the prior written consent of Morgan Stanley & Co. Incorporated.

     The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.9 Lock-Up Agreement, dated as of June 24, 1997, between Promus Hotels, Inc. and the Underwriters as defined therein.


                               (Page 5 of 7)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  July 2, 1997                        PROMUS HOTELS, INC.



                                             By:    /s/ DONALD H. DEMPSEY
                                                 -------------------------------
                                             Name:  Donald H. Dempsey
                                             Title: Senior Vice President and
                                                    Chief Financial Officer




 Dated:  July 2, 1997                        PROMUS HOTEL CORPORATION


                                             By:    /s/ DONALD H. DEMPSEY
                                                 -------------------------------
                                             Name:  Donald H. Dempsey
                                             Title: Senior Vice President and
                                                    Chief Financial Officer


                                 (Page 6 of 7)

                                  EXHIBIT INDEX


     Exhibit 10.9 Lock-Up Agreement, dated as of June 24, 1997, between Promus Hotels, Inc. and the Underwriters as defined therein.








                                 (Page 7 of 7)